Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

ADVANCING ALLERGAN
HOME
WEBCAST
NOMINEES
SHAREHOLDER MATERIALS
LITIGATION
NEWS RELEASES
PROPOSED BY-LAWS
MEDIA CONTACTS
Securities Litigation (CA)
2014-08-01 [Dkt. No. 001] Complaint for Violations of Securities Laws
2014-08-01 [Dkt. No. 002] Civil Cover Sheet
2014-08-01 [Dkt. No. 003] Certification and Notice of Interested Parties L.R. 7.1-1
2014-08-01 [Dkt. No. 004] Plaintiff Allergan, Inc.’s Disclosure Statement FRCP 7.1
2014-08-01 [Dkt. No. 005] Notice of Assignment of Judge Carter
2014-08-04 [Dkt. No. 006] Notice to Filer of Deficiencies in Attorney Case Opening
2014-08-04 [Dkt. No. 007] Notice to Parties of Court-Directed ADR Program
2014-08-04 [Dkt. No. 008] Notice of Pro Hac Vice Application and Filing Fee Due
2014-08-04 [Dkt. No. 009] Notice of Pro Hac Vice Application and Filing Fee Due
2014-08-04 [Dkt. No. 010] Summons in a Civil Action for All Defendants
2014-08-04 [Dkt. No. 011-01] Memorandum of Points and Authorities in Support of Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-04 [Dkt. No. 011-12] Proposed Order Granting Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-04 [Dkt. No. 011] Plaintiffs’ Ex Parte Application for Expedited Proceedings – Statement of Notice
2014-08-04 [Dkt. No. 012] Proof of Service of Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-05 [Dkt. No. 013] Summons in a Civil Action with Court’s Signature
2014-08-06 [Dkt. No. 014] Notice of Apearance for Michael Shipley
2014-08-06 [Dkt. No. 015] Defendants’ Joint Opposition to Plaintiffs’ Ex Parte Application for Expedited Proceedings
2014-08-06 [Dkt. No. 016] Notice of Appearance for Robert Sacks
2014-08-06 [Dkt. No. 017] Notice of Appearance for Edward Johnson
2014-08-06 [Dkt. No. 018] Notice of Appearance for Mark Holscher
2014-08-06 [Dkt. No. 019-01] Proposed Order on Pro Hac Vice Application for Jay Lefkowitz
2014-08-06 [Dkt. No. 019] Application of Non-Resident Attorney to Appear in a Specific Case – Pro Hac Vice for Jay Lefkowitz

2014-08-06 [Dkt. No. 020] Application of Non-Resident Attorney to Appear in a Specific Case – Pro Hac Vice for John Del Monaco
2014-08-06 [Dkt. No. 021-01] Proposed Order on Application of Non-Resident Attorney to Appear in a Specific Case
2014-08-06 [Dkt. No. 021] Application of Non-Resident Attorney to Appear in a Specific Case – Pro Hace Vice for Danielle Sassoon
2014-08-07 [Dkt. No. 022-01] Proposed Order on Application for Pro Hac Vice for William Savitt
2014-08-07 [Dkt. No. 022] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for William Savitt
2014-08-07 [Dkt. No. 023-01] Proof of Service for the Notice of Appearance for Colleen Smith
2014-08-07 [Dkt. No. 023] Notice of Appearance for Colleen Smith
2014-08-07 [Dkt. No. 024] Order Denying Ex Parte Application
2014-08-07 [Dkt. No. 025] Order Granting Pro Hac Vice for Jay Lefkowitz
2014-08-07 [Dkt. No. 026] Order Granting Pro Hac Vice for John Del Monaco
2014-08-07 [Dkt. No. 027] Order Granting Pro Hac Vice for Danielle Sassoon
2014-08-08 [Dkt. No. 028] Order Granting Pro Hac Vice for William Savitt
2014-08-11 [Dkt. No. 029-01] Proposed Order on Application for Pro Hac Vice for Bradley Wilson
2014-08-11 [Dkt. No. 029] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Bradley Wilson
2014-08-12 [Dkt. No. 030] Notice of Appearance for Austin Norris
2014-08-12 [Dkt. No. 031] Notice of Appearance for Kristin Rose
2014-08-12 [Dkt. No. 032] Order on Pro Hac Vice Application for Bradley Wilson
2014-08-14 [Dkt. No. 033-01] Proposed Order for Pro Hac Vice for Brian Frawley
2014-08-14 [Dkt. No. 033] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Brian Frawley
2014-08-14 [Dkt. No. 034] Defendants’ Joint Opposition to Plaintiffs’ Motion to Expedite
2014-08-15 [Dkt. No. 035] Order Granting Pro Hac Vice Application for Brian Frawley
2014-08-15 [Dkt. No. 036] Order on Application for Pro Hac Vice for Brian Frawley
2014-08-18 [Dkt. No. 037-11] Revised Proposed Order Granting Plaintiffs’ Request for Expedited Proceedings
2014-08-18 [Dkt. No. 037] Reply In Support Of Plaintiffs’ Request for Expedited Proceedings
2014-08-19 [Dkt. No. 038-03] Defendants’ Joint Sur-Reply in Opposition to Plaintiffs’ Motiion to Expedite
2014-08-19 [Dkt. No. 038-04] Proposed Order Granting Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply
2014-08-19 [Dkt. No. 038] Defendants-Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Plaintiffs’ Motion to Expedite
2014-08-19 [Dkt. No. 039] Answers and Affirmative Defenses of Defendants’ Pershing Square, PS Management, PS Fund 1 LLC and William Ackman
2014-08-19 [Dkt. No. 040] Valeant and AGMS’s Answer to Complaint and Affirmative Defenses
2014-08-19 [Dkt. No. 041] Valeant’s and AGMS’s Certification and Notice of Interested Parties

2014-08-19 [Dkt. No. 042] Counterclaims of Valeant and Pershing Square

2014-08-19 [Dkt. No. 043] Plaintiffs' Opposition to Defendants' Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Motion to Expedite

2014-08-19 [Dkt. No. 044] Defendants Pershing and Ackman's Certification and Notice of Interested Parties

2014-08-20 [Dkt. No. 045] Minutes re Ex Parte Application Conference

2014-08-20 Transcript of Hearing on Plaintiff's Ex Parte Application to Expedite Proceedings

2014-08-21 [Dkt. No. 046] Transcript Order Submitted by Plaintiffs

2014-08-21 [Dkt. No. 047] Order Granting Ex Parte Application for Leave to File Joint Sur Reply in Opposition to Plaintiffs' Motion to Expedite

2014-08-21 [Dkt. No. 048] Order Denying Motion for Expedited Proceedings

2014-08-25 [Dkt. No. 049] Order Setting Scheduling Conference

2014-08-26 [Dkt. No. 050] Plaintiffs' Notice of Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-1] Memorandum of Points and Authorities in Support of Plaintiffs' Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-15] [Proposed] Order Granting Plaintiffs' Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-2-14] Declaration of Michele D. Johnson In Support Of Plaintiffs' Motion for Expedited Discovery

2014-08-29 [Dkt. No. 062] Summons Issued to PYOTT, David

2014-08-29 [Dkt. No. 063] Summons Issued to DUNSIRE, Deborah

2014-08-29 [Dkt. No. 064] Summons Issued to GALLAGHER, Michael

2014-08-29 [Dkt. No. 065] Summons Issued to JONES, Trevor

2014-08-29 [Dkt. No. 066] Summons Issued to LAVIGNE, Louis

2014-08-29 [Dkt. No. 067] Summons Issued to RAY, Russell

2014-08-29 [Dkt. No. 068] Summons Issued to MCDONNELL, Peter

2014-08-29 [Dkt. No. 069] Summons Issued to PROCTOR, Timothy

2014-08-29 [Dkt. No. 070] Summons Issued to TERMEER, Henri

2014-09-02 [Dkt. No. 071] Answer of Counterclaim Defendants to Counterclaims of Valeant and Pershing Square

2014-09-02 [Dkt. No. 072] Allergan and Counterclaimants Certification and Notice of Interested Parties

2014-09-03 [Dkt. No. 073] Defendants' Joint Opposition to Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 073-01] Declaration of Mark Holscher in Support of Defendants' Joint Opposition to Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 074] Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 074-01] Proposed Order Granting Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 075] Proof of Service of Complaint Upon Valeant and AGMS

2014-09-03 [Dkt. No. 076] Proof of Service of Summons, Complaint and Related Documents Upon Defendants Pershing Square Mgmt., L.P., PS Mgmt. GP

2014-09-03 [Dkt. No. 076] Proof of Service of Summons, Complaint and Related Documents Upon Defendants Pershing Square Mgmt., L.P., PS Mgmt. GP, LLC, PS Fund 1, LLP, and William Ackman
2014-09-05 [Dkt. No. 077] Order Setting Briefing Schedule and Hearing Date re Plaintiffs’ Motion to Expedite Discovery
2014-09-07 [Dkt. No. 079-01] Smith Declaration in Support of Motion for Expedited Discovery w Exhibits
2014-09-07 [Dkt. No. 079-06] Revised Proposed Order re Plaintiffs Motion for Expedited Discovery
2014-09-07 [Dkt. No. 079] Plaintiffs Reply in Support of Motion for Expedited Discovery
2014-09-09 [Dkt. No. 080] Order Regarding Stipulated Protective Order
2014-09-09 Hearing Transcript on Motion For Expedited Discovery
2014-09-10 [Dkt. No. 081] Notice Re Transcript May be Viewed
2014-09-10 [Dkt. No. 082] Notice of Filing Transcript – No Document
2014-09-09 [Dkt. No. 083] Order on Plaintiff’s Motion for Expedited Discovery
2014-09-11 [Dkt. No. 084-01] Proposed Order for Application for Pro Hac Vice for Susan Hannigan
2014-09-11 [Dkt. No. 084] Application for Pro Hac Vice for Susan Hannigan
2014-09-11 [Dkt. No. 085-01] Proposed Order Granting Joint Stipulation Re Scheduling
2014-09-11 [Dkt. No. 085] Joint Stipulation and Proposed Order Re Scheduling
2014-09-11 [Dkt. No. 086] Civil Minutes re Order Setting Second Hearing Date re Plaintiffs’ Motion to Expedite Discovery
2014-09-12 [Dkt. No. 087] Order Granting Joint Stipulation Re Schedule and Vacating 9-15 Conference
2014-09-12 [Dkt. No. 088] Allergan Letter to Judge
2014-09-14 [Dkt. No. 089] Order to Strike Electronically Filed Documents re Pro Hac Vice Filed by Susan Hannigan
2014-09-15 [Dkt. No. 90] Amendment to Application for Susan Hannigan to Appear Pro Hac Vice
2014-09-15 [Dkt. No. 90-1] [Proposed] Order on Amendment to Application for Susan Hannigan to Appear Pro Hac Vice
2014-09-15 [Dkt. No. 091] Proposed Stipulated Confidentiality Order
2014-09-15 [Dkt. No. 091-0] Proposed Stipulated Confidentiality Order
2014-09-16 [Dkt. No. 092] Defendants’ Mot. to Compel Production of Unredacted Documents
2014-09-16 [Dkt. No. 092-1] Decl. of M. Holscher in Support of Defendants’ Mot. to Compel Production of Unredacted Documents
2014-09-16 [Dkt. No. 092-2-12] Public Version Decl. of M. Shipley in Support of Defendants’ Mot. to Compel Production of Unredacted Documents
2014-09-16 [Dkt. No. 092-13] [Proposed] Order Granting Defendants’ Mot. to Compel Production of Unredacted Documents
2014-09-16 [Dkt. No. 093] Notice of Manual Filing or Lodging re Defendants’ Mot. to Compel Production of Unredacted Documents
2014-09-16 [Dkt. No. 094-1] [Proposed] Order Granting Application to File Documents Under Seal
2014-09-16 [Dkt. No. 094] Application to File Documents Under Seal
2014-09-16 [Dkt. No. 094-2] Certificate of Service

2014-09-18 [Dkt. No. 095] Order Granting Hannigan Pro Hac Vice
2014-09-18 [Dkt. No. 096] Notice to Filer of Deficiencies in EFiling Documents – Resolved
2014-09-18 [Dkt. No. 098] Stipulated Confidentiality Order – Signed by Judge
2014-09-18 [Dkt. No. 099-01-03] Smith Declaration in Support of Oppostion to to Defendants_ Motion to Compel Production of Redacted Documents_(33537827_1)
2014-09-18 [Dkt. No. 099] Oppostion to to Defendants_ Motion to Compel Production of Redacted Documents_(33537826_1)
2014-09-19 [Dkt. No. 100] Application to Appear Pro Hac Vice for Martin Lessner_(33545574_1)
2014-09-19 [Dkt. No. 100-1] [Proposed] Order Granting Application to Appear Pro Hac Vice for Martin Lessner_(33545581_1)
2014-09-19 [Dkt. No. 101] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant D. Dunsire_(33545582_1)
2014-09-19 [Dkt. No. 102] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant M. Gallagher_(33545585_1)
2014-09-19 [Dkt. No. 103] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant T. Jones_(33545591_1)
2014-09-19 [Dkt. No. 104] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant L. Lavigne_(33545596_1)
2014-09-19 [Dkt. No. 105] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant M. Johnson_(33545600_1)
2014-09-19 [Dkt. No. 106] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant R. Ray_(33545605_1)
2014-09-19 [Dkt. No. 107] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant Peter McDonnell_(33545608_1)
2014-09-19 [Dkt. No. 108] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant T. Proctor_(33545612_1)
2014-09-19 [Dkt. No. 109] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant D. Pyott_(33545615_1)
2014-09-19 [Dkt. No. 110] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant H. Termeer_(33545618_1)
2014-09-20 [Dkt. No. 112-01] Exhibit A
2014-09-20 [Dkt. No. 112-00] Supp. Dec. of Mark Holscher in Support of Defendants’ Opposition to Plaintiffs’ Cross Motion For Protective Order
2014-09-20 [Dkt. No. 112-02] Exhibit B (Filed Under Seal)
2014-09-20 [Dkt. No. 112-03] Exhibit C (Filed Under Seal)
2014-09-20 [Dkt. No. 112-04] Exhibit D (Filed Under Seal)
2014-09-20 [Dkt. No. 112-05] Exhibit E
2014-09-20 [Dkt. No. 112-06] Exhibit F
2014-09-20 [Dkt. No. 112-07] Exhibit G
2014-09-20 [Dkt. No. 113] Notice of Manual Filing or Lodging re Defendants’ Opposition to Plaintiffs’ Cross-Motion for Protective Order
2014-09-20 [Dkt. No. 114] Application to File Documents Under Seal
2014-09-20 [Dkt. No. 114-1] [Proposed] Order Granting Application to File Documents Under Seal
2014-09-20 [Dkt. No. 114-2] Certificate of Service Re Defendants’ Opposition to Plaintiffs’ Cross-Motion for Protective Order and Supporting Documents

2014-09-21 [Dkt. No. 115] REDACTED PUBLIC VERSION Pershing Redacted Opposition to Plaintiffs’ Cross Motion
2014-09-22 [Dkt. No. 116] Order Granting Motion to Compel
2014-09-22 [Dkt. No. 117] Notice to Filer of Deficiencies Re Application for M. Lessner to Appear Pro Hac Vice
2014-09-22 [Dkt. No. 118] Notice of Lodgment of Martin Lessner’s Certificate of Good Standing
2014-09-22 [Dkt. No. 119] Notice of Appearance for Jay Bhimani
2014-09-22 [Dkt. No. 120] Order to Strike Electronically Filed Documents Re Application for M. Lessner to Appear Pro Hac Vice
2014-09-22 [Dkt. No. 121] Order Granting Pro Hac Vice Application to Martin Lessner
2014-09-26 [Dkt. No. 126] Defendants’ Opposition to Renewed Motion for Protective Order
2014-09-26 [Dkt. No. 126-01] Holscher Declaration in Support of Defendants’ Opposition to Renewed Motion for Protective Order
2014-09-26 [Dkt. No. 126-02 - 13] PUBLIC VERSION of Shipley Declaration in Support of Defendants’ Opposition to Renewed Motion for Protective Order w Exhibits
2014-09-26 [Dkt. No. 128] Notice of Manual Filing – Defendants’ Opposition to Renewed Motion
2014-09-26 [Dkt. No. 129-0] Application to File Documents Under Seal
2014-09-26 [Dkt. No. 129-1] [Proposed] Order Granting Application
2014-09-26 [Dkt. No. 129-2] Certificate of Service
2014-09-26 [Dkt. No. 135] Plaintiffs’ Reply in Support of Renewed Motion for Protective Order_(33595955_1)
2014-09-26 [Dkt. No. 136] Defendants’ Opposition to Plaintiffs’ Application to Submit Business Strategies Privilege Log in Camera [Dkt. No. 124] and Request for Stay [Dkt. No. 135]_(33599069_1)
2014-09-29 [Dkt. No. 138] Order Granting Plaintiffs’ Application to File Unredacted Business Strategy Documents Under Seal_(33623363_1)
2014-10-01 [Dkt. No. 139] Order Re Renewed Motion for Protective Order_(33629025_1)
2014-10-02 [Dkt. No. 142] Notice of Motion and Motion to Compel Production of Improperly Withheld Documents
2014-10-02 [Dkt. No. 142-01] With Exhibits_Holscher Declaration in Support of Motion to Compel Production of Improperly Withheld Documents
2014-10-02 [Dkt. No. 142-05] Proposed Order Granting Defendants’ Motion to Compel Production of Improperly Withheld Documents
2014-10-02 [Dkt. No. 143] Plaintiffs’ Notice of Manual Filing of Business Strategy Documents Under Seal for In Camera Review_(33639266_1)
2014-10-02 [Dkt. No. 143-01] Plaintiffs’ Proof of Service_(33639494_1)
2014-10-03 [Dkt. No. 146] Joint Stipulation to Exceed Page Limitation as to Preliminary Injunction Motion
2014-10-03 [Dkt. No. 146-01] Proposed Order to Joint Stipulation to Exceed Page Limitation as to Preliminary Injunction Motion
2014-10-09 COURT Hearing Transcript of 10-09-2014 Status Conference
2014-10-09 COURT Hearing Transcript of 10-09-2014 Status Conference_(33757254_1)
2014-10-10 COURT Hearing Transcript of 10-10-2014 Status Conference
2014-10-10 COURT Hearing Transcript of 10-10-2014 Status Conference_(33757258_1)

2014-10-13 [Dkt. No. 179] Joint Stipulation Re Scheduling_(33736062_1)
2014-10-13 [Dkt. No. 179-01] Proposed Order Granting Joint Stipulation Re Scheduling_(33736063_1)
2014-10-14 [Dkt. No. 183] Minutes of 10-10-2014 Status Conference
2014-10-14 [Dkt. No. 184] Order Granting Application to File Under Seal – Defendants’ Motion to Compel Production of Email and Exhibits A-C and F-L
2014-10-14 [Dkt. No. 186] Order Granting Joint Stipulation Re Scheduling [179]
2014-10-20 [Dkt. No. 190-01] Amended Counterclaims of Valeant and Pershing
2014-10-20 [Dkt. No. 190-23] Proposed Order
2014-10-20 [Dkt. No. 190] Notice of Motion and Motion_Memo_To Amend Counterclaims
2014-10-20 [Dkt. No. 192] Defendants Application to File Under Seal
2014-10-20 [Dkt. No. 194-00] Opposition To PI Motion
2014-10-20 [Dkt. No. 194-01] Objections to Evidence Submitted
2014-10-20 [Dkt. No. 194-02] Partnoy Declaration
2014-10-20 [Dkt. No. 194-03] Subramanian Declaration
2014-10-20 [Dkt. No. 194-04] Daines Declaration
2014-10-20 [Dkt. No. 194-05] Ackman Declaration
2014-10-20 [Dkt. No. 194-06] Beller Declaration
2014-10-20 [Dkt. No. 194-07] Holscher Declaration
2014-10-20 [Dkt. No. 194-08] Mehta Declaration
2014-10-20 [Dkt. No. 194-09] Pearson Declaration
2014-10-20 [Dkt. No. 194-10] Wolfe Declaration
2014-10-20 [Dkt. No. 196] Application To Seal
2014-10-21 [Dkt. No. 197] Appendix of Exhibits in Support of Defendants’ Opposition to Plaintiffs’ Motion for Preliminary Injunction
2014-10-23 [Dkt. No. 205] Notice of Manual Filing regarding Pls.’ Reply ISO Mot. for Preliminary Injunction and Supporting Documents
2014-10-24 [Dkt. No. 206] Pls.’ Reply ISO Mot. for Preliminary Injunction
2014-10-24 [Dkt. No. 207-1-19] Decl. of C. Smith in Support of Pls.’ Reply in Support of Mot. for Preliminary Injunction
2014-10-24 [Dkt. No. 207-21] [Revised Proposed] Order Granting Pls.’ Mot. for Preliminary Injunction
2014-10-24 [Dkt. No. 208-1-5] Decl. of M. Harrison ISO Pls.’ Resp. to Defs.’ Objs. to Evidence Submitted ISO Pls.’ Mot. for Prelim. Inj.
2014-10-24 [Dkt. No. 208] Pls.’ Responses to Defendants Objections to Evidence Submitted in Support of Pls.’ Mot. for Preliminary Injunction
2014-10-24 [Dkt. No. 210] Notice of Manual Filing or Lodging of Deposition Transcripts
© 2014 Pershing Square Capital Management